  Northport Capital Inc.
#1100-1200 W. 73rd Ave.
Vancouver, BC, Canada V6P 6G5

February 13, 2007

VIA OVERNIGHT DELIVERY and EDGAR

Song P. Brandon, Esq.
United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

MAIL STOP 6010

Re:	Northport Capital Inc. (the “Company”)
Registration Statement on Form SB-2/A filed December 14, 2006
File Number 333-137300

Dear Ms. Brandon:

     This is in response to the staff’s comment letter of December 27, 2006 regarding the Registration Statement on Form SB-2/A filed on behalf of Northport Capital Inc. (the “Company”) on December 14, 2006. Please find enclosed:

(i)	one (1) copy of Amendment 2 to the Form SB-2 filed on EDGAR on February 14, 2007; and

(ii)	one (1) copy of the marked version of such Form SB-2.

     The response set forth below refers to the marked version of Amendment 2 to the Form SB-2 filed herewith.

General

1.	Your financial statements are stale. Please update the financials statements to comply with the requirements of Item 310(g) of Regulation S-B.

Financial statements for the period ended September 30, 2006 have been added and updates made to the remainder of the document as required.

2.	Please also update your document, including your Risk Factor section to update the information as of a more recent date that the current date of June 30, 2006, as applicable.

All information in the document has been updated to September 30, 2006.

3.	Please have your auditors include a signed and dated letter of consent in the next amendment to this registration statement.

A signed and dated consent letter from our auditor is attached.

Table of Contents

4.	Please revise your table of contents so that the page numbers match with the various sections of your document.

As requested, the table of contents has been revised so that the page numbers match with the various sections of the document.

Prospectus Cover Page

5.

We note your response to comment 8 and reissue the comment. It does not appear you have highlighted the sentence on the cover page referencing investors to your risk factor section. Please revise this disclosure in your next amendment.

The sentence on the cover page referencing investors to the risk factor section has been highlighted per your request.

6.

We note your response to comment 9 and reissue the comment. Your cover page and your document throughout still contains defined terms that do not appear to be necessarily, but instead could be understood by their use in the context. We note you have removed the defined term relating to “Securities Act” in your prospectus summary section. Please revise your document accordingly.

We have removed defined terms from the cover page and throughout to comply with the Commission’s plain language protocol.

Prospectus Summary, page 7

7.

In the subsection entitled “Plan of Distribution,” you state in the last sentence that the selling shareholders “will be underwriters” under the Securities Act. However, in your Plan of Distribution section, you state that the selling shareholders “may” be deemed to be an underwriter. Please revise your document so that it is consistent throughout your document.

Per your request, we have revised our document so that it is consistent throughout, specifically, we have clarified that the selling shareholders “will be underwriters” under the Securities Act.

Risk Factors, page 12

8.

Please reorganize your risk factor section such that the more important risk factors, such as those risk factors impacting your financial condition, are discussed first in this section. In that regard, we note that in the very least the following risk factors should be discussed in the beginning part of your document, the risk factor entitled “We have yet to attain profitable operations…” and “Our business license in China expires on June 19, 2007…” on page 12. Additionally, please group your risk factors generally into the following subcategories, risk factors relating to your company and business; risk factors relating to your industry; and risk factors relating to your capital stock. Please revise your risk factor section accordingly.

We have reorganized our risk factor section such that the more important risk factors are discussed first. We have also divided this section into three subcategories, specifically (i) risk factors relating to our company and business; (ii) risk factors relating to our industry; and (iii) risk factors relating to our capital stock.

9.

We note your response to comment 26 and your supplemental response. You indicate that where you felt it was more appropriate and where you believed such numbers were directly related to the business of the company, you disclosed financial figures in US dollars and further that Renminbi figures were used where they referred to local costs, subscriber fees and related costs. Please explain what criteria you used to determine whether it was more appropriate to disclose US dollars over Renminbi figures. Also, please also elaborate what direct costs related to your company entail. Please provide for this disclosure in your document, including in the risk factor on page 14 entitled “Potential restrictions on dividends could adversely affect our cash flow,” and the risk factor on page 15 entitled “The re-evaluation of the Chinese Renminbi versus the US Dollar could have a negative effect on our financial results.”

We disclosed all figures in US dollars other than the disclosures on annual fees paid by Tenet subscribers. This disclosure has been added on page 50 and to the risk factors entitled “Potential restrictions on dividends could adversely affect our cash flow” (page 19), and “The re-evaluation of the Chinese Renminbi versus the US Dollar could have a negative effect on our financial results” (page 20)

“Sales of a substantial number of Shares of our common stock into the public…,” page 12

10.

You state in the second paragraph that any significant downward pressure on the price of your common stock could encourage short sales by the selling shareholders and others. For the benefit of your investors, please briefly explain what a short sale is and how a downward pressure on the price of your common stock could encourage short sales.

We have determined that this risk is not applicable to our situation. Accordingly we have removed this risk factor from the registration statement.

“Effects on shareholders of Colorado Statutes regarding director indemnifications,” page 13 “Effects on shareholders of Colorado Statutes regarding business amalgamations,” page 13

11.

We note your response to comment 14 and reissue the comment in part. Please revise the subheadings entitled “Effects on shareholders of Colorado Statutes regarding director indemnification” and “Effects on shareholders of Colorado Statues regarding business amalgamations” to clearly identify the risk and potential consequences stemming from the stated risk.

We have determined that these risks are not applicable to our shareholders and, accordingly, we have removed these risks factors from our registration statement.

“We have yet to attain profitable operations and our accountants believe there is…,” page 14

12.

Please relocate the last two sentences of this risk factor to an appropriate place in the document other than in the Risk Factor section as we believe such language mitigates the very concern you are providing for in this risk factor.

The last two sentences in this risk factor are included under the “Liquidity” subsection on page 31 of the document, per your request.

13.

In addition, please disclose approximately how long you anticipate that your current cash resources will continue to fund your operations. Please also provide similar disclosure in Liquidity and Capital Resources section.

As at September 30, 2006, the corporate cash resources were such that we had a negative working capital position of $282,690. Management has downsized its software development staff and reduced all unnecessary expenditures. Management believes that these steps will ensure that the business can operate on a break even basis and we estimate that cash flows from subscriber fees will be sufficient to allow continuing operations for the next six months. It is our intention to expand our sales efforts towards new Tenet subscribers, to approach local funders and lenders and we also anticipate raising minimum funding of $500,000 over the next 12 months and that such funding would involve the new issuance of treasury stock. We have disclosed this issue on page 18 and also added the disclosure in the Liquidity and Capital Resources section.

14.

You indicate that management has taken steps to revise its operating and financial requirements which you believe are sufficient to provide the company to continue as a going concern. In an appropriate place in your document, please disclose what these steps are and how you believe such steps will serve to provide the company to continue as a going concern.

Management has downsized its software development staff and reduced all unnecessary expenditures. Management believes that these steps will ensure that the business can operate on a break even basis at this time. We have added this disclosure on page 55.

“We rely on key members of management, the loss of whose services would have…,” page 14

“Our key management personnel are without employment contracts or key life…,” page 15

15.

Please combine your risk factors entitled “We rely on key members of management, the loss…” with the risk factor entitled “Our key management personnel are without employment contracts…” to eliminate the redundant disclosure.

We have combined these two risk factors on page 17 as requested.

“Chinese government policies could have potential negative impacts on our…,” page 15

16.

This risk factor disclosure is too generic in the sense that the risk factor could apply to almost any company operating in China. Please revise it so that it is tailored to your industry and specifically to your company.

The risk factor entitled “Chinese government policies could have potential negative impacts on our business” has been amended as requested to reflect more direct relevance to our business operations.

“The requirement for additional financing will affect future profitability,” page 18

17.

Please disclose here the approximate amount you intend to raise and the approximate timeframe. We note your response to comment 59 in regards to how much funding you anticipate needing in the near future.

The Company anticipates raising minimum funding of $ 500,000 over the next 12 months and that such funding would involve the new issuance of treasury stock of at least 1,500,000 shares. We have added this disclosure in the risk factor on page 18.

18.

Additionally, you state in your response to comment 59 that you intend to raise funds through the public market. Please include a separate risk factor discussing the risks and consequences stemming from your issuing additional shares of your capital stock (i.e., dilutional impact). Please also disclose the approximate amount and timing of issuing shares, if any.

We have added an additional risk factor titled “Risks of Dilution in New Treasury Stock Issuance” as requested on page 23 and included the disclosure regarding our planned financing plan and also commenting on potential additional share issuances and dilution aspects.

“Restrictions on dividends imposed by the Chinese government could negatively…,” page 19

19.	Please explain why the restrictions on dividends imposed by the Chinese government could negatively impact your business.

Such restrictions on dividends flow through to the parent company could adversely affect cash flows and the US company’s ability to honor its financial obligations including providing dividends to our shareholders. We have added additional disclosure on page 19 to reflect this item.

20.

In a separate risk factor, please also briefly any restrictions on the ability of any of your subsidiaries to provide dividends to you as you operate through your subsidiaries. To the extent you believe this risk factor is unnecessary, please explain to us why you believe the risk factor is not needed and the specific reasons supporting your analysis.

We agree with your comments as to adding a risk factor commenting on any restrictions on the ability of any of our subsidiaries to provide dividends to us since we operate through these subsidiaries. Accordingly we have added an additional risk factor titled “Restrictions on the Ability of our Subsidiaries to Pay Dividends” on page 19 commenting on this issue.

“Competition could have a materially adverse effect on our business,” page 21

21.	We note your response to comment 28 and your revised disclosure. Please disclose approximately how many software companies you consider your competition.

We estimate that there are approximately 10 Chinese companies which currently offer software systems that allow taxpayers to file their tax filing data online to their local national tax bureau office. Examples of potential significant competitors are Digital China Holding Co., Ltd. (www.digitalchina.com); Sunyard System Engineering Co., Ltd.

(www.sunyard.com); Inspur Group Inc. (www.langchao.com); and China National Software and Service Co., Ltd. (www.css.com.cn). We understand that they are engaged in developing systems that include additional features besides simply data reporting only. We have added this disclosure on page 22.

22.

We note your response to comment 32 and your revised disclosure and reissue the comment. It is still unclear how you could expect strong competition if your National Tax Bureau is unlikely to approve more than one online system to be used locally. For example, does your system offer online payment options over similar services that could be provided by others in the tax industry? Please explain supplementally to us or revise your disclosure accordingly.

We do not expect strong competition locally in Dalian from comparable on line filing and payment systems. We do however expect competition from “on line reporting via intranet” systems which are viewed as safe. We believe that other city tax bureaus will be receptive to Tenet being installed and offered in their cities. We have added additional disclosure to this effect on page 22.

23.

You indicate that the tax declaration windows of national tax bureau offices are only for image demonstration and are not used as a main channel of tax declaration. Please further explain what you mean by image demonstration and tax declaration. Why would a software permitting image demonstration be useful if it cannot be used for tax declaration purposes as well?

The tax declaration windows on tax bureau websites allow taxpayers to declare their taxes payable on line but via the internet rather than through an intranet. Management of Dalian Beigang have determined that such online declaration systems available through tax bureau websites are rarely used because of concerns of security from taxpayers. Most of our former subscribers that switched to this system eventually abandoned usage of the image demonstration system because of security issues. In addition, such declaration still requires a taxpayer to go to their bank to obtain funds and then deliver such funds to the local tax bureau office. Time savings are therefore minimal as compared to Tenet. We have added additional disclosure on page 35.

24.

You indicate that since June 2006, the number of users in your TENET system has declined. Please add a separate risk factor discussing the risk and consequences stemming from this decline, if you believe such decline is material. If you do not believe such decline is material, please explain to us why you do not believe the decrease is material and include in your explanation, the percentage by which you have experienced decline in usage of your TENET system and, if known, the reason for decline in usage.

As requested we have added an additional risk factor on page 20 which discusses the risk and consequences stemming from a decline in the number of subscribers. As previously stated and disclosed, there has been a reduction of subscribers over the period from December 2004 through September 30, 2006 of 16.6% . The reasons for such decline were the advent of relatively inexpensive alternate internet based tax declaration systems. We have added this disclosure in the new risk factor.

Selling Stockholders, page 24

25.

We note your response to comment 40 and your revised disclosure on page 24 under the section entitled “Plan of Distribution.” Please relocate your disclosure related to MRA Aston Trust and ACL Consulting Corp. to footnotes in the Selling Stockholders section.

The disclosure regarding MRA Aston Trust and ACL Consulting has been relocated to page 27 at the footnotes to the Selling shareholders section as requested.

Business of the Company, page 33 General, page 33

26.

Please provide third party documentation supporting your statement that Lenovo Corporation is China’s largest computer manufacturer and retailer and further that Lenovo is the largest computer dealer and service provider in Yingkou maintaining a good relationship with the national tax bureau there. If you cannot provide third party documentation, please delete these statements.

Other than Lenovo’s own web sites, we cannot locate specific reference to Lenovo’s position as the largest Chinese computer manufacturer and retailer. Accordingly we have amended the disclosure on page 34 to delete such reference. We retained reference to Lenovo’s excellent relationship with the Yingkou tax bureau since such fact has been stated to us independently by the Yingkou tax bureau management.

27.

We note your response to comment 54 and your revised disclosure that there are several software firms that pose near term competition to Tenet. Please identify these software firms or disclose approximately how many firms you are referring to. Please also explain what you mean by “pose near term competition.”

These competitors are estimated to total approximately 10 currently. Examples of potential significant competitors are Digital China Holding Co., Ltd. (www.digitalchina.com); Sunyard System Engineering Co., Ltd.

(www.sunyard.com); Inspur Group Inc. (www.langchao.com); and China National Software and Service Co., Ltd. (www.css.com.cn). Such firms pose near term competition because we understand that they are engaged in developing systems that include additional features besides simply data reporting only. We have disclosed this in the document t on page 35.

28.	We note your response to comment 56 and your revised disclosure regarding the inferior appearance of competitive systems. Unless you have third party documentation to support that statement,

We are not aware of any competitive firm which offers TENET’s capabilities. However we acknowledge that inferior appearance could entail never ending discussion, and accordingly have deleted this phrase on page 35.

Products, page 36

29.

We note your response to comment 60 and your supplemental response that you have attached copies of tax bureau approvals of Tenet, including a newspaper article. We are unable to locate these attachments, please supplementally provide for them in your next amendment.

As requested, we have attached the following documents as exhibits to the registration statement:

Exhibit 99.1 – Approval of TENET by Dalian National Tax Bureau Da Guo Shui Fa (2000) No. 127 – “Notice of Dalian National Tax Bureau on Promotion of TENET Online Tax Declaration System” (Aug. 2000).

Exhibit 99.2 – Approval of TENET by Dalian City Planning Commission Da Ji Ke Jiao Fa (2000) No. 317, “Approval Relating to TENET Electronic Tax Declaration Network Project Proposal” from Dalian People’s Government Planning Commission (Aug. 22, 2000).

Exhibit 99.3 – Approval of TENET by Dalian Information Industrial Bureau Da Xin Xiang Zi (2000) No. 24, “Approval Relating to TENET Electronic Tax Declaration Network Project Proposal” from Dalian People’s Government Information Industrial Bureau (Oct. 20, 2000).

Exhibit 99.4 – Certification by Dalian People’s Governmental Science & Technology Commission, “Certificate for High-Tech Enterprise,” Certificate No. 24-00391 (July 19, 1999) (see, Exhibit 99.4) .

Exhibit 99.5 – On Friday, July 13, 2001, the local Dalian newspaper, the Dalian Daily, contained an article written by reporter Zhi Bin Dong which stated, “Yesterday, the Dalian National Tax Bureau announced that starting from August 1, 2001, business tax payers of Dalian will use the new intranet system to file and to pay their federal taxes. The new system is designed and developed by Dalian Beigang Information Industry and Development Co., Ltd. ….”

We also cite to these exhibits throughout the registration statement, and have included them under the “Regulation” section on page 46.

30.

We note your response to comment 61 and your supplemental response regarding when Tenet was developed and when the Dalian local federal tax bureau became involved. Please provide similar disclosure in your document.

Similar disclosure has been added on page 7 of the document as requested

Market Potential, page 42

31.

We note your response to comment 73. We are unable to locate the article you refer to you in your revised disclosure using the url address and under the title “What City is Stronger in Competition” or by the author Ni Pengfei. Please provide us copies of the articles that you cite to in your response and revised disclosure.

We have also reviewed this website’s url and are no longer able to access this article. We have therefore removed this reference from the document.

Management’s Discussion and Analysis or Plan of Operations, page 47 Results of Operations, page 53
Three Months Ended June 30, 2006 Compared to the Three Months Ended June 30, 2005, page 53

32.

Please refer to your response to our prior comment number 75. We note you provided the subscriber metric for the fiscal years ended December 31, 2005 and 2004. Please also include the subscriber metric for each of the interim period discussions presented in the document. Further, please use this metric in your results of operations discussion to explain the fluctuations in revenue during the periods presented.

We have added disclosure on the subscriber metric for the interim 2006 periods on page 53 and also added relevant disclosure in the results of operations section.

Northport Capital Inc. – Financial Statements – September 30, 2006
Condensed Statements of Operations and Comprehensive Income (Loss) (Unaudited), page F-2

33.	Please refer to your response to our prior comment number 81. Please provide to us your calculation of the weighted average number of shares for the periods presented.

Our auditor has stated the following:

We have further reviewed the files with our concurring reviewer and have come to the conclusion that the merger between Northport Capital and Dalian Beigang is a re-organization of entities under common management control and not a reverse merger. Both companies are under the same management team. As such, there is no change of control in Northport Capital after the merger and is therefore not qualified as a reverse merger. The merger is accounted for retroactively and we have revised the financial statements for the two quarters ended September 30, 2006, accordingly.

Further our auditors stated that:

We previously treated the color printing project is a Variable Interest Entity and recorded it under FIN46R. However, the project is not in any form of legal structure which is therefore not qualified as a VIE. The expenditure incurred for the project is now recorded as Dalian Beigang's research and development expenses and Dalian Beigang is still operating in one business segment. The financial statements of Dalian Beigang for the years ended December 31, 2005, and 2004 and those of Northport Capital for the three quarters ended September 30, 2006, have been revised accordingly.

Our auditors further stated that:

The imputed interest on amount owed by Zhao Yan was debited to the current account between Zhao and Dalian Beigang on submitting our responses to the SEC first round comments. We now determine that this should be debited to additional paid-in capital and all of the submitted financial statements have been revised on this basis.

The merger between Northport Capital Inc and Dalian Beigang is now accounted for as a business combination under common control instead of a reverse merger. The weighted average number of shares for all the periods presented is 2,650,000 as the merger is accounted for retroactively.

Note 2. General Organization and Business, page F-4

34.	We have read your response to our prior comment number 82 and have the following comments:

a. Demonstrate how the stockholder group obtained the majority voting interest relative to the remaining stockholders in the company. We note in the financial statements for December 31, 2005 that there were 25 million shares outstanding and at June 30, 2006 there were 26.5 million shares outstanding, which would seem to indicate that the 1.5 million shares issued to the stockholders of Dalian Beigang in this note do not represent a majority interest.

Our auditor has stated:

We agree that the merger between Northport Capital Inc and Dalian Beigang is a business combination under common control and not a reverse merger since both entities are under the control of the same management prior to the merger.

We have accordingly revised the consolidated financial statements as of September 30, 2006 (unaudited), to reflect that the merger is a reorganization of entities under common management control.

b.

Further, please provide to us your analysis that demonstrates that Dalian obtained management control of the combined entity and thus dominate the combined entity. In your response, discuss the composition of management and the former and current positions of those individuals.

Please refer to our response to item 34(a).

c.	Tell us what consideration was given to parts (a), (c), and (e) of your analysis that ultimately concluded that Dalian became the accounting acquirer.

Please refer to our response to your comment 34(a).

d.	Lastly, please revise your disclosure to the extent necessary to clarify these facts.

Please refer to our response to your comment 34(a).

Northport Capital Inc. – Financial Statements – December 31, 2005 5. Related Party Transaction, page F-17

35.

Please refer to your response to our prior comment number 83. A discount or premium associated with a note such as this is typically determined at inception based on the specific facts and circumstances associated with that note. The amortization of this discount or premium is what determines the adjustment to interest expense. It appears that you are adding an additional interest charge at each reporting date, which it is not clear how such a practice complies with APB 21. Please provide to us a detailed discussion of the evaluation made at the issuance of the note to apply this standard, and a discussion of how your current treatment mechanically complies with that standard. Also explain to us how you determined that there is a fixed or determinable date for repayment associate with the notes as described in the scope of paragraph 2 of APB 21. This comment also applies to comment number 88.

The amount due to a related party as of December 31, 2005 is not a note, but a loan payable on demand to a stockholder. The loan is due on demand and free of interest payment. In accordance with APB 21, the company recorded the note at its fair value (cash payable at maturity, i.e. cash received and due on demand). Under APB 21, the company accounts for the imputed interest of the note using the simple interest method daily, as the note is outstanding.

As the imputed interest amount is not expected to be paid to the stockholder, it was recorded as an in-kind contribution and was credited to additional paid in capital. Since the note is due on demand, there is no fixed or determinable date to determine a discount or premium on such loan.

We have revised the financial statements as of December 31, 2005, and September 30, 2006 (unaudited), to include the imputed interest on the short-term loans due from a stockholder as additional paid-in capital.

Dalian Beigang Information Industry Development Company Limited – Financial Statements – December 31, 2005 1. Summary of Significant Accounting Policies and Organization, page F-24 (D) Consolidation of variable interest entity, page F-24

36.

Please refer to your response to our prior comment number 84. Please revise your disclosure to include more details related to this project including the structure and how profits will be shared upon successful launch of any product.

The Company has now determined that the color printing project is not a VIE as the project is not held in any form of legal structure. The expenditures incurred by the Company on this project were written off as research and development expenditures during 2005 in the income statements of Dalian Beigang.

We have accordingly revised the financial statements as of December 31, 2005, and 2004 to write off the expenditures incurred for this project as research and development expenditures of Dalian Beigang.

8. Shareholders’ Equity, page F-34
(B) Appropriated retained earnings, page F-34

37.	Please refer to your response to our prior comment number 86 and 87. Please revise your disclosure here to include the information included in your response to this comment.

We have revised the financial statements as of December 31, 2005, and 2004 to include a more detailed description of the registered capital contribution of Dalian Beigang and how retained earnings are appropriated.

11. Segments, page F-35

38.

Refer to your response to comment 84. Please explain to us why you did not include your stated segment measure of “income from operations” in the revised table and how you allocated, if applicable, items such as management overhead between the two segments. Also explain to us why any accruals related to the expenditures on the color printing segment are not included within those assets.

As the color printing project is at its developmental stage, we do not consider it to be a separate business segment of the Company.

We have accordingly revised the financial statements as of December 31, 2005, and September 30, 2006 (unaudited), to reflect that the Company operated in only one business segment.

     Please contact the undersigned and James Vandeberg of the Otto Law Group, PLLC at fax number (206) 262-9513 with any further comments or to confirm that the Staff will not have any further comments on the Form SB-2. Thank you.

Sincerely,
Northport Capital Inc.

/s/ James Wang

James Wang
Chief Financial Officer